Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Whole Earth Brands, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee

Fees to be Paid	$185,345,250.50	(1)(2)	0.00014760	$27,356.96	(3)

Fees Previously Paid	$0			$0

Total Transaction Valuation	$185,345,250.50

Total Fees Due for Filing				$27,356.96

Total Fees Previously Paid				$0

Total Fee Offsets				$0

Net Fee Due				$27,356.96

(1)
Aggregate number of securities to which transaction applies: As of March 12, 2024, the maximum number of shares of the Registrant’s common stock to which this transaction applies is estimated to be 47,951,673, which consists of (1) 33,953,426 shares of common stock entitled to receive the per share merger consideration of $4.875; (2) 214,556 shares of common stock reserved for issuance upon vesting of restricted stock awards, which may be entitled to receive the per share merger consideration of $4.875; (3) 2,125,713 shares of common stock reserved for issuance upon vesting of restricted stock units, which may be entitled to receive the per share merger consideration of $4.875; (4) 1,526,328 shares of common stock reserved for issuance upon vesting of performance-based restricted stock units, which may be entitled to receive the per share merger consideration of $4.875; and (5) 10,131,650 shares of common stock underlying outstanding warrants, which may be entitled to receive approximately $0.096 per share.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of March 12, 2024, the underlying value of the transaction was calculated based on the sum of (1) the product of 33,953,426 shares of common stock and the per share merger consideration of $4.875; (2) the product of 214,556 shares of common stock reserved for issuance upon vesting of restricted stock awards and the per share merger consideration of $4.875; (3) the product of 2,125,713 shares of common stock reserved for issuance upon vesting of restricted stock units and the per share merger consideration of $4.875; (4) the product of 1,526,328 shares of common stock reserved for issuance upon vesting of performance-based restricted stock units and the per share merger consideration of $4.875; and (5) the product of 10,131,650 shares of common stock underlying outstanding warrants and $0.096 (which is the difference between the per share merger consideration of $4.875 and the estimated, as-adjusted exercise price of $4.827, multiplied by two to account for the fact that two (2) warrants are exercisable for one (1) share of common stock and one (1) warrant may not be exercised for a fractional share, for any holder who properly exercises two warrants for one whole share of common stock within 30 days following the public disclosure of the closing of the transaction).

(3)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in Note 2 above by .00014760.